Exhibit (e)(8)
CHANGE OF CONTROL AGREEMENT
THIS AGREEMENT made as of the _____ day of _______________
     BETWEEN:
INCO LIMITED
(the “Company”)
- and —
•
(the “Executive”)
RECITALS:
A.	The Board (as hereinafter defined) recognizes that the establishment and maintenance of a sound and vital management team is essential to the protection and enhancement of the best interests of the Company and its shareholders;

B.	The Board further recognizes that an employee is most vulnerable at the point of termination of employment and that an employer has, and will be held to, an obligation of good faith and fair dealing in the manner of terminating employees;

C.	The Board further recognizes that as is the case with many companies, the possibility of a Change of Control (as hereinafter defined) of the Company could arise and create uncertainty among the Company’s officers and could result in the resignation or distraction of such officers to the detriment of the Company and its shareholders;

D.	The Board believes it is important, should the Company or its shareholders receive a proposal for transfer of control of the Company, that the Executive be able to assess and advise the Board whether such proposal would be in the best interests of the Company and its shareholders and to take such other action regarding such proposal as the Board might determine to be appropriate without being influenced by the uncertainties of the Executive’s own situation;

E.	In order to induce the Executive to remain in the employ of the Company and to assure the Company of the Executive’s continued and undivided attention and services, notwithstanding any events which might result in a Change of Control of the Company, this Agreement, which has been approved by the Board, records certain benefits extended to the Executive upon the occurrence of a Change of Control in Part I and certain benefits not necessarily contingent upon the occurrence of a Change of Control in Parts II and III.

F.	This Agreement replaces and supersedes all previous agreements between the Parties relating to the subject matter herein, including but not limited to the agreement dated •.

THEREFORE, the Parties hereby mutually covenant and agree as follows:
1.0	Term of Agreement
This Agreement shall commence on the date hereof. Subject to Section 10.0, Part I of this Agreement shall automatically terminate if the Executive’s employment terminates for any reason prior to a Change of Control. Part I of this Agreement shall have no force or effect in the event that the Executive’s employment should cease in circumstances which do not constitute an Involuntary Termination or, subject to Section 10.0, where the Involuntary Termination does not occur within 24 months following a Change of Control.
2.0	Definitions
For purposes of this Agreement, the following definitions shall apply
(a)	“AFC” shall mean Average Final Compensation and shall have the meaning ascribed thereto in the Retirement Plan.

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Cause” shall mean any conduct by the Executive which constitutes (i) wilful and continued failure to substantially perform the Executive’s duties with the Company; (ii) wilful engaging in illegal conduct or gross misconduct which is demonstrably and materially injurious to the Company; or (iii) cause at law.

For purposes of this definition, any action by the Executive or any failure on the Executive’s part to act, shall be deemed “wilful” when done, or omitted to be done, by the Executive in bad faith and without the reasonable belief that the Executive’s action or omission would be in the best interests of the Company.

(d)	“Change of Control” shall mean the occurrence of any of the following events:
(i)	individuals who, as of the close of business on the effective date of this Agreement, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any person becoming a member of the Board subsequent to the close of business on the effective date of this Agreement, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for membership on the Board, without objection to such nomination) shall be an Incumbent Director; provided, however, that no individual elected or nominated for membership on the Board initially as a result of an actual or threatened proxy or election contest with respect to the election of members of the Board, or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board or management of the Company, shall be deemed to be an Incumbent Director unless such individual has served on the Board for at least 42 consecutive months;

(ii)	any “person” (as such term is defined in Section 3(a) (9) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and as used in Section 13(d) (3) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board (the “Company Voting Securities”); provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities: (A) by the Company or any subsidiary, (B) by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction (as defined in paragraph (iii)) or (E) from the Company pursuant to a transaction (other than one described in (iii) below), if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (E) shall not constitute a Change of Control under this paragraph (ii);

(iii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a “Business Combination”), unless immediately following such Business Combination: (A) Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of (x) the entity resulting from such Business Combination (the “Surviving Entity”), or (y) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the “Parent Entity”), and the proportionate voting power among the holders of securities of the Surviving Entity or Parent Entity, as applicable, held by those who were holders of Company Voting Securities immediately prior to the Business Combination is substantially the same as the proportionate voting power of such Company Voting Securities among such holders immediately prior to the Business Combination, (B) no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 25% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and (C) at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction” and, following a Business Combination, references in this definition of “Change of Control” to the “Company” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a trust, references to the “Board” shall mean and refer to the board of trustees of such entity); or

(iv)	shareholder approval of the liquidation or dissolution of the Company, other than pursuant to a Non-Qualifying Transaction;

(v)	shareholder approval of the sale or other disposition of all or substantially all of the Company’s assets, other than (A) to an entity of which the Company has direct or indirect beneficial ownership of more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the entity or to a partnership of which the Company and/or a subsidiary is the general partner and has more than 50% of the equity interest or (B) pursuant to a Non-Qualifying Transaction;
Notwithstanding the foregoing, a Change of Control of the Company shall not be deemed to occur solely because any person becomes the direct or indirect beneficial owner of more than 25% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided that if, after such acquisition by the Company, such person becomes the beneficial owner of additional Company Voting Securities that increase the percentage of outstanding Company Voting Securities beneficially owned by such person (other than as a result of a subsequent acquisition of Company Voting Securities by the Company which reduces the number of Company Voting securities outstanding), a Change of Control of the Company shall then occur.

(e)	“Commuted Value” shall have the meaning ascribed thereto in the Retirement Plan. For greater certainty, in determining the Commuted Value of a Pension Supplement, such Commuted Value shall be calculated on the same basis as it would be calculated under the Retirement Plan and no allowance shall be made for any tax consequence associated with the payment of the Pension Supplement to any person entitled thereto or for any tax consequence associated with any funding of the Pension Supplement.

(f)	“Company” shall mean Inco Limited and its subsidiaries and, for the purposes of this Agreement, any Successor.

(g)	“Continuing Benefits” shall mean the health care benefits and insurance programs provided or sponsored by the Company for active service employees, as the same may be amended or modified from time to time; provided that, in the case of voluntary programs, continuation of such programs for the benefit of the Executive shall be conditional upon the Executive’s participation in such voluntary programs at the time of a Triggering Event; and provided further that “Continuing Benefits” shall not include (i) the Company’s Short Term Salary Continuation Plan; (ii) the Savings Plan; (iii) the Incentive Plans; (iv) the Long Term Disability Plan; and (v) the Retirement Plan.

(h)	“Credited Service” shall have the meaning ascribed thereto in the Retirement Plan.

(i)	“Disability” shall mean the Executive’s eligibility for payments under the Company’s long term disability insurance program.

(j)	“Early Retirement Pension” shall have the meaning ascribed thereto in the Retirement Plan.

(k)	“Equivalent Actuarial Value” in respect of the Pension Supplement shall be calculated in the same manner as under the Retirement Plan and shall have the meaning ascribed thereto in the Retirement Plan.

(l)	“Executive”, where circumstances so warrant, shall be deemed to include the Executive’s estate or legal representative or the Executive’s family.

(m)	“Good Reason” shall mean any of the following, unless the Executive gives his express written consent thereto:
(i)	a material adverse change in the Executive’s status or position as an officer of employee of the Company, as in effect immediately prior to a Change of Control. Such material adverse change shall include without limitation any material adverse change in status or position as a result of a material diminution in the Executive’s duties or responsibilities or the assignment to the Executive of any duties or responsibilities which are materially inconsistent with such status or position. Notwithstanding the foregoing, “Good Reason” shall not be deemed to occur upon a change in the Executive’s duties or responsibilities that is a result of the Company no longer being a publicly traded entity;

(ii)	a material reduction by the Company in the Executive’s annual base salary as in effect immediately prior to a Change of Control;

(iii)	a material failure by the Company to continue in effect any employee benefit program in which the Executive is participating at the time of a Change of Control other than as a result of the normal expiration of any such employee benefit program in accordance with its terms as in effect at the time of a Change of Control or replacement of such benefit program with a comparable program, or the taking of any action, or the failure to act, by the Company which would materially and adversely affect the Executive’s continued participation in any such employee benefit program on at least as favourable a basis to the Executive as on the date of a Change of Control;

(iv)	a failure by the Company to provide and credit the Executive with the number of paid vacation days to which the Executive is entitled in accordance with the Company’s vacation policy in effect immediately prior to a Change of Control;

(v)	the Company requiring the Executive to be based anywhere other than where the Executive is based at the time of a Change of Control, except for required travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations in the ordinary course of business immediately prior to the Change of Control;

(vi)	the Company materially failing to acknowledge the Company’s obligations under this Agreement; and

(vii)	any other action by the Company which would constitute constructive dismissal at law.
Notwithstanding the foregoing, the Executive must give notice to the Company within 60 days following the Executive’s knowledge of an event constituting Good Reason describing the alleged failure or action by the Company and advising of the Executive’s intention to terminate the Executive’s employment for Good Reason. The Company shall have 14 business days to correct such failure or action following the delivery by the Executive of such written notice. If the Executive fails to provide such notice within 60 days, such event shall not constitute Good Reason under this Agreement.

For purposes of this definition of “Good Reason”, ‘employee benefit programs’ shall mean and include, without limitation, the programs listed as Continuing Benefits, as well as the Retirement Plan, the Savings Plan, the Incentive Plans, and the Retirement Compensation Arrangement.

(n)	“Incentive Plan(s)” shall mean executive compensation or incentive plans established by the Company both prior and subsequent to the date of this Agreement and includes without limitation the Management Incentive Plan, the Mid-Term Incentive Plan and any stock option plan(s).

(o)	“Inco SERP” shall mean the Inco limited Supplemental Retirement Plan for Executives Paid in U.S. Dollars, as amended and restated effective January 1, 1999 (and as may be subsequently amended from time to time).

(p)	“Involuntary Termination” shall mean:
(i)	termination of the Executive’s employment by the Company, except for Cause, Disability or Retirement; or

(ii)	resignation of the Executive’s employment by the Executive for Good Reason.
(q)	“Maximum Pension Limits” shall mean the limits imposed on payments from the Retirement Plan in accordance with subsection 3.1(b), section 3.6, subsection 3.7(b), section 5.4 and section 5.9 of the Retirement Plan, or any applicable successor subsections of the Retirement Plan.

(r)	“Normal Retirement Date” shall have the meaning ascribed thereto in the Retirement Plan.

(s)	“Party” shall mean the Company or the Executive; “Parties” shall mean the Company and the Executive.

(t)	“Pension” shall mean, as the context may require, (i) a monthly pension or lump sum commuted value or other amount payable to the Executive; or (ii) a survivor pension or other amount payable to the Executive’s surviving spouse and/or dependent children; or (iii) any amount payable to a beneficiary of the Executive or to the Executive’s estate, in all cases pursuant to the provisions of the Retirement Plan.

(u)	“Pension Benefit” is the aggregate of the Pension and the Pension Supplement.

(v)	“Pension Supplement” shall have the meaning ascribed thereto in Sections 11.0 [and 12.0] of this Agreement.

(w)	“Person” shall mean an individual, partnership, association, group (as such term is defined in Rule 13 d-5 under the United States Securities Exchange Act of 1934, as amended), body corporate, trustee, executor, administrator, legal representative or other entity, other than the Company or a wholly-owned subsidiary of the Company.

(x)	“Regular Monthly Compensation” shall mean the sum of (i) the highest one-twelfth of the Executive’s annual base salary during the twelve month period immediately preceding the Executive’s Termination Date; and (ii) one-twenty-fourth of the greater of: (A) the amounts awarded to the Executive under the Management Incentive Plan (or under any successor plan or plans) in respect of the two calendar years immediately preceding the year in which the Executive’s Termination Date occurs or (B) the Executive’s target award under such plan for the same period. If the Executive has not completed two calendar years of employment then the calculation under (ii) above should be based upon one twelfth of the Executive’s target award under the Management Incentive Plan (or under any successor plan or plans) for the year in which the Termination Date occurs.

(y)	“Retirement” shall mean the Executive’s retirement under the Retirement Plan.

(z)	“Retirement Compensation Arrangement” shall mean the retirement compensation arrangement trust agreements entered into by the Company to provide security for the Pension Supplement.

(aa)	“Retirement Plan” shall mean, the Retirement System of Inco Limited and Subsidiaries Applicable to Salaried Employees Paid in Canadian Dollars, as the same may be amended from time to time (or any successor or substitute plan or plans of the Company which may be established prior to a Change of Control).

(bb)	“Retiring Allowance” shall mean a retiring allowance, payable in a lump sum, equal to the lesser of (i) 36 months of the Executive’s Regular Monthly Compensation or (ii) the number of months of the Executive’s Regular Monthly Compensation in the period commencing with the Executive’s Termination Date and ending on the Executive’s Normal Retirement Date[; provided, however, that effective December 12, 2006, Retiring Allowance shall mean a retiring allowance, payable in a lump sum, equal to 36 months of the Executive’s Regular Monthly Compensation].

(cc)	“Savings Plan” shall mean the Company’s Security Reserve Fund Plan, as the same may be amended from time to time (or any successor or substitute plan or plans of the Company which may be established prior to a Change of Control).

(dd)	“Separation Arrangement” shall mean the payments and other benefits provided pursuant to Section 6.0 of this Agreement as a result of a Triggering Event.

(ee)	“SERP Benefit(s)” shall mean benefits to which the Executive is entitled under the Inco SERP.

(ff)	“Spouse” shall have the meaning ascribed thereto in the Retirement Plan.

(gg)	“Successor” shall mean any Person that succeeds to, or has the practical ability to control (either immediately or with the passage of time), the Company’s business, either directly by amalgamation, merger, consolidation or otherwise, or indirectly by purchase of the Company’s voting securities, or all or substantially all of its assets, or otherwise.

(hh)	“Termination Date” shall mean the effective date of termination of the Executive’s employment, as set forth in the notice of termination provided by either Party in accordance with the terms of this Agreement.

(ii)	“Triggering Event” shall have the meaning ascribed thereto in Section 5.0 of this Agreement.
PART I — CHANGE OF CONTROL
3.0	Agreement to Provide Services
In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, the Executive will not voluntarily leave the employ of the Company (other than as a result of Disability or upon Retirement or an event which would constitute Good Reason if a Change of Control had occurred) until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.
4.0	Payment of Incentive Compensation on a Change of Control
(a)	In the event of a Change of Control, awards under Incentive Plans in existence prior to such Change of Control in respect of the fiscal year in which such Change of Control occurs shall be made and paid to the Executive on the effective date of such Change of Control or within a reasonable period of time thereafter. Such awards shall be made in accordance with the terms of such Incentive Plans, and shall be based upon the assumptions that (i) targeted performance for the Company for such year shall have been achieved; (ii) individual performance or other rating for the Executive for such year shall have been achieved; and (iii) any and all other pre-conditions for such awards shall have been satisfied.

(b)	If, at the time of a Change of Control, the Executive holds one or more options (including options to which share appreciation rights are attached) to acquire shares of the Company granted under any Incentive Plans, then notwithstanding any provisions of such options to the contrary, all options and related share appreciation rights shall become vested and exercisable in full.

5.0	Triggering Event
The Executive shall be entitled to the Separation Arrangement set out in Section 6(b) only upon the occurrence of a Triggering Event. “Triggering Event” shall mean an Involuntary Termination of the Executive within 24 months following a Change of Control.
6.0	Termination of Employment following a Change of Control

(a)	The Company shall give the Executive at least 30 days’ prior written notice of any intention to terminate the Executive’s employment without Cause within 24 months following a Change of Control (thereby causing a Triggering Event). The Company shall give all instructions and take all such further action as may be necessary in order to permit the Executive to receive all payments, make any elections, and have the benefit of all other rights of the Executive under the Company’s benefit programs including, without limitation, the Retirement Plan, the Savings Plan, any Incentive Plans and the Retirement Compensation Arrangement and the Inco SERP, as applicable, all in accordance with their respective terms. The termination shall not become effective until the expiration of such notice period.

(b)	Upon the occurrence of a Triggering Event, the Executive (or the Executive’s Spouse, beneficiary or estate as the case may be should the Executive die following the Triggering Event) shall immediately become entitled to, and the Company shall provide a Separation Arrangement consisting of the provisions under this Section 6.0 in accordance with their respective terms:
(i)	payment of any unpaid but accrued base salary and vacation pay to the Termination Date in accordance with normal payroll practices;

(ii)	payment of any unpaid incentive compensation already awarded by the Company under any Incentive Plans (including awards based upon the occurrence of a Change of Control pursuant to Section 4.0); provided, however, that in the case of supplemental compensation awards, if any, which were previously deferred at the Executive’s election, such awards shall be paid to the Executive in accordance with the terms of such deferral;

(iii)	payment of the Retiring Allowance;

(iv)	if and to the extent permitted by the terms of the applicable plans, continuation of the Continuing Benefits for a period equal to the earlier of (A) the date 36 months following the Termination Date; (B) Retirement and (C) the date the Executive obtains alternate employment with another employer, such Continuing Benefits to be provided at a level at least equal (on an after-tax basis) to those provided to the Executive immediately prior to the Termination Date. An estimate of any contributions owed by the Executive in respect of the Continuing Benefits for 36 months shall be deducted from the lump sum payment in subsection (ii) above and the appropriate portion subsequently refunded in the event the Executive obtains alternate employment. If the Company is not permitted by the terms of any of the Continuing Benefits to continue the Executive’s enrolment following the Termination Date or for the entire period, then the Company shall reimburse the Executive for all reasonable costs incurred by the Executive to replace such Continuing Benefits with equivalent benefits for an equivalent duration for the Executive and the Executive’s dependants (with appropriate gross-ups to reimburse the Executive for the Executive’s income taxes if the Executive is required to pay additional income taxes in respect of such benefits). In respect of such replacement equivalent benefits, the Company shall deduct an amount equal to but not exceeding the amount of the contributions which the Executive was making prior to the Executive’s Termination Date in respect of the Continuing Benefits for which such replacement equivalent benefits are substituted. Save and except for the Continuing Benefits, the Executive shall cease to be eligible for future enrolment or active participation in the Company’s other benefit programs following the Termination Date;

(v)	immediate removal of any restrictions on restricted common shares in the Company awarded to the Executive under any Incentive Plans and delivery of share certificates evidencing such common shares;

(vi)	payment of the Executive’s Pension Supplement; and

(vii)	reimbursement of up to CDN$50,000 for employment counselling, tax preparation and financial planning services; provided, however, that receipts for such reimbursement are provided to the Company within one year following the Executive’s Termination Date.
The payments provided in subsection (i), (ii), and (iii) shall be paid within 30 days following the Triggering Event.

(c)	In the event of a Triggering Event, options (including options to which share appreciation rights are attached) to acquire shares of the Company granted under any Incentive Plans may be exercised in full or in part by the Executive at any time within 5 years following the Executive’s Termination Date. In no event may any option be exercised after the fixed expiration date specified in the stock option grant.

(d)	The provisions of this Section 6.0 are in addition to, and shall not adversely affect, the rights of the Executive or any beneficiary of the Executive, in respect of vested entitlements under any of the Company’s benefit programs which have accrued to the Executive up to and including the Executive’s Termination Date, including, without limitation, rights or benefits under the Retirement Plan, the Savings Plan, any Incentive Plans and the Retirement Compensation Arrangement and the Inco SERP, as applicable.

(e)	The Separation Arrangement includes the Executive’s entitlements under applicable employment standards legislation and regulations, the common law or otherwise and shall be in full settlement of all severance payments to the Executive under any other employment, termination or severance agreement between the Company and the Executive or any severance plan or policy of the Company. The Executive shall sign and deliver a release acceptable to the Company and the resignations contemplated in Section 7.0 prior to receiving the Separation Arrangement.
7.0	Resignation
No later than 30 days following the Termination Date, the Executive shall sign and deliver to the Company, if requested by the Company, resignations from any and all positions which the Executive then holds as an officer or director of the Company, or any of its subsidiaries, or as a representative of the Company.
8.0	Fees and Expenses
Following a Change of Control, the Company shall pay (within 30 days of submission of invoices) all reasonable legal fees and related expenses incurred by the Executive in connection with this Agreement, including, without limitation, all such fees and expenses, if any, incurred by the Executive (i) in contesting or disputing any cessation of employment hereunder; or (ii) in seeking to obtain or enforce any right or benefit provided by this Agreement; provided, however, that the Executive shall be required to repay any such amounts to the Company to the extent that a court issues a final and non-appealable order setting forth its determination that the position taken by the Executive was frivolous or advanced by the Executive in bad faith.
9.0	No Mitigation/No Reduction
The Executive shall not be required to mitigate the amount of any payment or benefits which the Company may become obligated to make to or provide for the Executive pursuant to this Agreement by seeking other employment or otherwise. The benefits provided to the Executive pursuant to Section 6.0 (save as provided for in paragraph 6.0(b)(iv) in respect of Continuing Benefits) shall not be reduced in any respect in the event that the Executive shall secure, or shall not reasonably pursue, alternate employment or income following a Triggering Event.
10.0	Anticipatory Change of Control
If the Executive’s employment is terminated within 6 months prior to a Change of Control in circumstances which would constitute Involuntary Termination of the Executive’s employment, then, notwithstanding any other provisions of this Agreement to the contrary, for purposes of this Agreement, the Executive shall receive the entitlement provided for in Section 6.0(b) of this Agreement on the basis that a Triggering Event shall be deemed to have occurred on the day immediately preceding the Executive’s Termination Date. However, in such circumstances, any amounts which the Executive shall have received, or shall be entitled to receive, from the Company in respect of the termination of his employment (other than payments under this Agreement) shall be offset against the amounts payable under Section 6.0(b) of this Agreement.
PART II — PENSION SUPPLEMENT
11.0	Entitlement to Pension Supplement
[The following Section 11.0 shall be applicable to all Executives participating in the Inco SERP:]

The Executive shall be entitled to a Pension Supplement, as follows:
In conjunction with his Pension, or should he be otherwise qualified to receive a benefit payment under the terms of the Inco SERP, the Executive shall be entitled to SERP Benefits which at that time have accrued to him under the Inco SERP, payable in any form then permitted under the terms of the Inco SERP subject to the provisions of Annex A hereto; it being understood and agreed, that the SERP Benefits shall be determined with reference to the provisions of the Inco SERP as in effect on the date of this Agreement or, if more favourable to the Executive, the provisions of the Inco SERP as in effect on the Termination Date, in each case, as subject to Annex A hereto.
[The following Sections 11.0, 12.0, 13.0 and 14.0 shall be applicable to all Executives other than those participating in the Inco SERP:]
(a)	The Executive shall be entitled to the Pension Supplement determined in accordance with this Section, as follows.

(b)	Subject to paragraphs (c) and (d) of this Section, the Pension Supplement shall mean a supplemental pension in an amount equal to the amount by which:
(i)	the amount that would be the Executive’s Pension, calculated in accordance with the Retirement Plan and in accordance with the payment option elected by the Executive thereunder, if the Retirement Plan were read without reference to the Maximum Pension Limits, exceeds

(ii)	the Executive’s Pension payable in accordance with the Retirement Plan, in accordance with the payment option selected by the Executive.
The Pension Supplement is fixed at commencement and shall not be increased nor decreased to take into account any indexation or ad hoc increase of the Executive’s Pension under the Retirement Plan after the Pension Supplement begins to be paid.

(c)	Subject to paragraph (d) of this Section, should a Triggering Event occur but only in such event:
(i)	in calculating the supplemental pension in accordance with paragraph (b) of this Section, the pension described in subparagraph (i) of that paragraph shall be determined on the assumption that the Executive has accrued additional months of Credited Service under the Retirement Plan equal to the number of months in his Retiring Allowance and the Executive’s age shall be considered to be the total of the Executive’s actual age plus the number of months equal to the number of months in his Retiring Allowance; and

(ii)	in applying the provisions of paragraph (d) of this Section and except as otherwise indicated, a reference to the age of the Executive shall be considered to be a reference to the actual age of the Executive plus the number of months in his

Retiring Allowance and a reference to the Credited Service of the Executive shall be considered to be a reference to the Credited Service of the Executive, as determined under the Retirement Plan, plus the number of months in his Retiring Allowance.
(d)	(i)	If the Executive, having attained age 65 on the Executive’s Termination Date and having at least 20 years of Credited Service at his Termination Date, would be entitled, before application of this subparagraph, to a Pension Benefit which is less than 50% of AFC, then the Executive’s Pension Benefit shall be set at 50% of AFC.
(ii)	If the Executive, having attained age 65 on the Executive’s Termination Date and having at least 20 years of Credited Service at his Termination Date, would be entitled, before application of this subparagraph, to a Pension Benefit which is greater than 75% of AFC, then such Pension Benefit shall be set at 75% of AFC.

(iii)	If the Executive has attained the age of 65 on the Executive’s Termination Date but has less than 20 years of Credited Service at his Termination Date, then the Executive’s Pension Benefit shall not be less than 50% of AFC multiplied by a fraction, the numerator of which is the Executive’s years of Credited Service on the Executive’s Termination Date and the denominator of which is 20.

(iv)	If the Executive has not attained the age of 65 at his Termination Date but has at least 20 years of Credited Service at his Termination Date, then the Executive’s Pension Benefit shall not be less than 50% of AFC multiplied by a fraction, the numerator of which is the Executive’s years of Credited Service on the Executive’s Termination Date and the denominator of which is the number of years of Credited Service the Executive would have attained had the Executive remained in the Retirement Plan until age 65.

(v)	If the Executive has not attained the age of 65 at his Termination Date, and does not have at least 20 years of Credited Service at the Executive’s Termination Date, then the Executive’s Pension Benefit shall not be less than 50% of AFC multiplied by a fraction, the numerator of which is the Executive’s years of Credited Service on the Executive’s Termination Date and the denominator of which is the additional number of years of Credited Service the Executive would have attained had the Executive remained in the Retirement Plan until age 65, plus 20 years.

(vi)	For purposes of the calculations to be performed pursuant to this paragraph (d), if the Executive is not yet receiving his Pension at the time the calculation is made to determine the amount of Pension Benefit payable to him, and/or if his Pension Supplement is to be paid to the Executive in a lump sum, the Commuted Value of his accrued Pension Benefit at that time shall be converted to an annual pension of Equivalent Actuarial Value.
(e)	Despite any other provision of this Section 11,

(i)	payment of the Pension Supplement shall be made in the same form as the pension elected by the Executive under the Retirement Plan;

(ii)	where no Triggering Event has occurred, payment of the Pension Supplement shall not commence until the date when, having attained actual age 50, the Executive’s actual age when added to actual Credited Service equals at least 70 points;

(iii)	where a Triggering Event has occurred, payment of the Pension Supplement shall not commence until the later to occur of (A) or (B), where (A) is the expiry of the number of months in the Executive’s Retiring Allowance after the Executive’s Termination Date, and (B) is the date when, having attained age 50, the Executive’s age when added to Credited Service equals at least 70 points; and

(iv)	where payment of the Pension Supplement commences before commencement of payment of the pension under the Retirement Plan, for the purposes of paragraph (b) of Section 11, the pension payable under the Retirement Plan shall be deemed to commence at the same time as the Pension Supplement and be in such amount as to ensure that it is of Equivalent Actuarial Value to the pension payable under the Retirement Plan.
12.0	Survivor Pensions and Other Death Benefits

(a)	Should the Executive die after commencing payment of the Pension Supplement, if any person is entitled to a lump sum payment or a survivor pension from the Retirement Plan as a result of the Executive’s death, the person shall receive as a Pension Supplement an amount such that:
(i)	the ratio of the amount payable to the person under the Retirement Plan to the Pension Supplement amount payable to the person under this paragraph equals

(ii)	the ratio of the Pension which was being paid to the Executive under the Retirement Plan immediately prior to the Executive’s death to the amount which was being paid to the Executive as a Pension Supplement immediately prior to the Executive’s death
(b)	Should the Executive die prior to commencing payment of the Pension Supplement, if any person is entitled to a lump sum payment or a survivor pension from the Retirement Plan as a result of the Executive’s death, that person shall receive as a Pension Supplement an amount such that:
(i)	the ratio of the amount payable to the person under the Retirement Plan to the Pension Supplement amount payable to the person under this paragraph equals

(ii)	the ratio of the Commuted Value of the benefits payable under the Retirement Plan in respect of the Executive, determined as of a time immediately prior to the

Executive’s death, to the Commuted Value of the Executive’s Retirement Supplement determined as of that same time, assuming that such time was a Termination Date where the Executive’s employment had not already terminated prior to death.
(c)	Payments under this Section 12.0 shall be made in the same form as the corresponding payments are made under the Retirement Plan.
13.0	Payments Not From Retirement Plan Trust Fund
The Pension Supplement shall be paid from Company funds, or from the Retirement Compensation Arrangement if required under its terms, and not from the trust fund for the Retirement Plan. A payment from the Retirement Compensation Arrangement discharges, to the extent of the payment, the liability of the Company in respect of the Pension Supplement.
14.0	No Assignment
Subject to the order of a court of competent jurisdiction upon the marriage breakdown of the Executive or a domestic contract affecting the Executive’s property which is valid under the laws of the applicable jurisdiction, the Pension Supplement shall not in any manner or to any extent be assignable or transferable by the Executive, or any surviving Spouse, dependent children, or beneficiary, or be subject to attachment, garnishment or other legal process, and no attempted assignment or transfer will be recognized by the Company.
PART III — SUPPLEMENTAL POST-RETIREMENT INSURANCE
15.0	Entitlement
(a)	The Executive is entitled to supplemental post-retirement life insurance on the following basis. For the period commencing with the Executive’s Retirement (provided such Retirement occurs immediately following the Executive’s Termination Date) and ending on the day prior to the Executive’s 70th birthday, the Company will supplement the Executive’s standard group life insurance coverage (50% of final annual base salary) by additional life insurance coverage equal to 75% of final annual base salary, thereby providing combined life insurance coverage in an amount equal to 125% of final annual base salary. (For purposes of this Section 15.0, “dismissal” shall mean termination of employment by the Company (except for Cause) prior to the Executive’s entitlement to a Normal Pension under, and as defined in, the Retirement Plan; and “constructive dismissal” shall mean resignation of the Executive which is induced or occasioned by demotion, compensation reduction or other material cause or circumstance which makes such resignation not wholly voluntary).

(b)	On the Executive’s 70th birthday, the supplemental life insurance coverage will reduce to 65% of final annual base salary, and thereafter such coverage shall reduce by an additional 10% of final annual base salary on each subsequent birthday until the Executive attains the age of 74, on which date the supplemental life insurance coverage will be, and thereafter remain at, 25% of final annual base salary.

(c)	From and after the Executive’s 74th birthday, the Executive’s combined life insurance coverage will be 75% of final annual base salary, being standard group life insurance coverage of 50% and supplemental life insurance coverage of 25%.

(d)	On the death of the Executive, the proceeds from supplemental life insurance shall be payable only (i) to a person who was the Spouse of the Executive; and (ii) in the form of a monthly annuity for the lifetime of the recipient which is the actuarial equivalent of such supplemental life insurance, as determined by the Company’s actuary.
PART IV — GENERAL
16.0	Executive’s Covenant
The Executive confirms the Executive’s present intention to continue the Executive’s employment and covenants and agrees to comply with Section 3.0 and in all other circumstances give the Company at least 30 days’ prior written notice of any termination of employment by the Executive.
17.0	Enurement
This Agreement shall enure to the benefit of and be enforceable by the Parties hereto and their respective heirs, legal or personal representatives, successors and assigns.
18.0	Notices
For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing, shall be deemed to have been duly given when delivered or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing or on the third business day alter having been sent by registered mail, postage prepaid, as follows:

If to the Company:

Inco Limited 145 King Street West Suite 1500 Toronto, ON M5H 4B7

Attention: Vice-President, Human Resources

If to the Executive:

To the Executive’s home address, as it then appears on the Company’s records.
19.0	Miscellaneous
(a)	Amendment. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing.

No waiver by a Party hereto of, or in compliance with, any condition or provision of this Agreement to be performed by another Party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by any Party which are not expressly set forth in this Agreement

(b)	Withholding. The Company shall withhold from any amounts payable under this Agreement such taxes and other amounts as may be required to be withheld pursuant to any applicable law or regulation.

(c)	Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.
20.0	Validity
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

INCO LIMITED
By:
Name:
Title:

Witness	•

Annex “A”
Provisions applicable to U.S. citizens and residents

Notwithstanding anything to the contrary in the Agreement, the following provisions shall also apply to the Executive if he or she is a U.S. citizen or a U.S. resident alien for U.S. federal income tax purposes or is otherwise subject to Section 409A of the U.S. Internal Revenue Code and regulations promulgated thereunder (referred to herein as “Section 409A”) in respect of any amount payable under the Agreement:
1. Six-month delay only for “deferred compensation.” To the extent that any payment under this Agreement would reasonably be a payment of “deferred compensation” and the Executive is a “specified employee” of the Company (each as defined in Section 409A), no such payment shall be made prior to the date which is six months after the Executive’s Termination Date (or, if earlier, the date of death of the Executive). Immediately following the six-month anniversary of the Executive’s Termination Date, the Company shall make a lump sum cash payment to the Executive equal to the cumulative payments the Executive otherwise would have received during the six-month period following the Termination Date.
2. Payments on a Change in Control: Notwithstanding Section 4.0 of the Agreement, with respect to any awards under the Incentive Plans that would otherwise be payable upon the occurrence of a Change in Control and without regard to whether the Executive’s employment is terminated, payment shall be made to the Executive only if the Change in Control (as defined in the Agreement) also qualifies as a “change in the ownership or effective control” of the Company within the meaning of Section 409A. In the event the Change in Control does not constitute such a change in ownership or effective control, the Executive shall vest in each such award upon the occurrence of the Change in Control in accordance with the provisions of Section 4, but payment of such award shall not be made to the Executive until the earlier to occur of (i) the date such award otherwise would have been payable under the terms of the applicable Incentive Plan and (ii) any other permissible payment event under Section 409A.
3. Time of payment of Retiring Allowance: In the case of an Executive who is not a “specified employee” as described in Section 1 above, (a) if the Triggering Event occurs on or before December 31, 2006, a portion of the Retiring Allowance shall be paid in monthly instalments equal to the Executive’s Regular Monthly Compensation until December 31, 2006 and the remaining unpaid portion of the Retiring Allowance shall be paid in a lump sum in January 2007 and (b) if the Triggering Event occurs after December 31, 2006, then the Retiring Allowance shall be paid in a single lump sum in accordance with the Agreement.
4. Pension Supplement:
(a)	[Notwithstanding Section 13.0 of the Agreement,] the Pension Supplement shall be paid from Company funds and not from the Retirement Compensation Arrangement or any other non-U.S. trust. The Executive shall have the status of a general, unsecured creditor of the Company with respect to the Pension Supplement.

(b)	The Pension Supplement shall begin at the time set forth at the end of Section 11.0 of the Agreement, subject to the six-month delay (if required) described in Section 1 of this Annex A, provided, however, if an Executive makes or changes a payment election under the Retirement Plan during the year in which payment of the Pension Supplement is to begin, the election of the new payment form can apply with respect to the Pension Supplement only if the new form is actuarially equivalent to the form which the Executive had elected as of the end of the prior year (or, if the Executive had not then made an election, the form that would apply under the Retirement Plan in the absence of an election). If the new payment form is not actuarially equivalent, the election that was in effect as of December 31st of the year prior to the year the Pension Supplement payment is to commence (or if no election had been made on such date, the payment form that would apply under the Retirement Plan in the absence of an election) will apply for purposes of the Pension Supplement.
5. Certain additional Payments by the Company:
(a)	Notwithstanding anything contained in this Agreement to the contrary, in the event that it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) made by the Company or any of its subsidiaries or any Successor to or for the benefit of the Executive (whether pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Annex A) (the “Payments”) would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code (the “Code”), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”), then the Company shall pay to the Executive an additional payment (a “Gross-up Payment”) in an amount such that after payment by the Executive of all taxes (including the Excise Tax) upon the Gross-Up Payment, the Executive retains an amount of the Gross-up Payment equal to the Excise Tax imposed on the Payments. For purposes of determining the amount of the Gross-up Payment, the Executive shall be deemed to (i) pay federal income taxes at the highest marginal rate of federal income taxation for the calendar year in which the Gross-up Payment is to be made, and (ii) pay all applicable state and other local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-up Payment is to be made. Notwithstanding the foregoing provisions of this Annex A, if it shall be determined that the Executive is entitled to a Gross-up Payment, but that the Payments would not be subject to the Excise Tax if the Payments were reduced by an amount that is less than 10% of the portion of the Payments that would be treated as “parachute payments” under Section 280G of the Code, then the amounts payable to the Executive under this Agreement shall be so reduced (but not below zero) to the maximum amount that could be paid to the Executive without giving rise to the Excise Tax (the “Safe Harbor Cap”), and no Gross-up Payment shall be made to Executive. For purposes of reducing the Payments to the Safe Harbor Cap, only amounts payable under this Agreement (and no other Payments) shall be reduced.

(b)	Subject to the provisions of Section 5(a) of this Annex A, all determinations required to be made under this Annex A, including whether and when a Gross-up Payment is required, the amount of such Gross-up Payment and the reduction of the Payments to the

Safe Harbor Cap, shall be made by the public accounting firm that is retained by the Company as of the date immediately prior to the Change of Control (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the receipt of notice from the Company or the Executive that there has been a Payment, or such earlier time as is requested by the Company (collectively, the “Determination”). In the event that the Accounting Firm is serving as accountant or auditor for the Person effecting the Change of Control, the Executive may appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement requested by the Accounting Firm in connection with the performance of the services hereunder. The Gross-up Payment with respect to any Payments shall be made no later than thirty (30) days following such Payment. If the Accounting Firm determines that no Excise Tax is payable by the Executive, it shall furnish the Executive with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on the Executive’s applicable income tax return will not result in the imposition of a negligence or any other penalty. In the event the Accounting Firm determines that the Payments shall be reduced to the Safe Harbor Cap, it shall furnish the Executive with a written opinion to such effect. The Determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Determination, it is possible that Gross-up Payments will not have been made by the Company which should have been made (“Underpayment”) or Gross-up Payments will be made by the Company which should not have been made (“Overpayment”). In the event that the Executive thereafter is required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b) (2) (B) of the Code and any and all penalties) shall be promptly paid by the Company to or for the benefit of the Executive. In the event the amount of the Gross-up Payment exceeds the amount necessary to reimburse the Executive for the Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate provided in Section 1274 (b) (2) of the Code) shall be promptly paid by the Executive (to the extent he has received a refund if the applicable Excise Tax has been paid to the U.S. Internal Revenue Service) to or for the benefit of the Company. The Executive shall cooperate, to the extent his expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contests or disputes with the U.S. Internal Revenue Service in connection with the Excise Tax.

(c)	In the preceding paragraphs, and where the context permits, “Company” shall be deemed to include a Successor.
     6. If any compensation, benefits or fee reimbursements provided by this Agreement may result in the application of Section 409A, the Company shall, in consultation with the Executive, modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of “deferred compensation” within the meaning of such Section 409A or in order to comply with the provisions of Section 409A, other applicable provision(s) of the Code and/or any rules, regulations or other regulatory guidance issued under such statutory provisions and without any diminution in the value of the payments or benefits to the Executive and, in the case of the Continuing Benefits, without any lapse in coverage.
     7. This Annex A shall form part of the Agreement.